As filed with the Securities and Exchange Commission on June 30, 2004

                                                              FILE NO. 70-10230

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 1

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                          ----------------------------

                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                             Greensburg, PA 15601

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                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                             Greensburg, PA 15601


 (Name of top registered holding company parent of each applicant or declarant)

                  The Commission is requested to send copies of
                    all notices, orders and communications in
                connection with this Application/Declaration to:

 David Hertzog                         Clifford M. Naeve
 Vice President and General Counsel    William C. Weeden
 Allegheny Energy, Inc.                W. Mason Emnett
 800 Cabin Hill Drive                  Skadden, Arps, Slate, Meagher & Flom LLP
 Greensburg, PA  15601                 1440 New York Avenue, NW
                                       Washington, D.C. 20005




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         Allegheny hereby amends and restates in its entirety its
Application/Declaration filed with the Securities and Exchange Commission ("Commission") in File No. 70-10230 on May 20, 2004.


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

A.       Introduction

         Allegheny Energy, Inc. ("Allegheny"), a registered holding company, hereby files this Application/Declaration pursuant to Sections 6(a) and 7, and Rule 54 under the Public Utility Holding Act of 1935, as amended (the "Act"), requesting that the Commission authorize Allegheny to issue shares of common stock, $1.25 par value (the "Common Stock"), pursuant to a Stock Unit Plan (the "Plan").1 Pursuant to the Plan, Allegheny proposes to issue up to 4,500,000 shares of Common Stock to settle stock units (the "Units") issued to employees who are essential for Allegheny's growth and profitability. Specifically, upon vesting of each Unit, participants in the Plan ("Participants") will receive one share of Allegheny Common Stock for each Unit, as well as dividends paid by Allegheny during the period the Unit was held. Allegheny requests expedited treatment of this Application/Declaration. Expedited treatment is appropriate in that authorizing Allegheny to issue Common Stock to settle Units will enable Allegheny to reduce earnings volatility associated with the Units, conserve cash and increase Common Stock capitalization. Allegheny therefore requests that the Commission issue an order authorizing the transactions contemplated in this Application/Declaration on or before June 30, 2004.

         The Plan became effective upon its approval by Allegheny's Board of Directors on May 14, 2004.2 At that time, 3,414,048 Units that had previously been granted to certain of Allegheny's executive officers pursuant to employment agreements (the "Outstanding Units") were made subject to the Plan, as consented to by each of the relevant executive officers. Subject to adjustment as provided under the Plan, the total number of Units authorized under the Plan is 4,500,000, inclusive of the Outstanding Units.3 If any award pursuant to the Plan is forfeited or otherwise terminated, or is cancelled prior to the vesting of any Units, then the Units covered by such award, to the extent of such forfeitures, termination or cancellation, shall again be available under the Plan.


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1      A copy of the Plan is attached hereto at Exhibit B-1.

2      The Plan will remain in effect until the date terminated by the Board or
Units are no longer available for grants of awards under the Plan, whichever occurs first. Unless otherwise expressly provided, any award granted prior to such termination shall survive the termination.

3      The number of Units authorized under the Plan may be adjusted to reflect a distribution, recapitalization, split, or other similar transaction.


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B.       Overview of the Applicant

         Allegheny is a diversified energy company, headquartered in Greensburg, Pennsylvania. Allegheny delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia through the following wholly-owned regulated public utility companies: West Penn Power Company ("West Penn"), The Potomac Edison Company ("Potomac Edison"), Monongahela Power Company ("Monongahela" and, together with West Penn and Potomac Edison, the "Operating Companies") and Mountaineer Gas Company ("Mountaineer").

         West Penn is subject to the regulation of the Pennsylvania Public Utility Commission. Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission. Monongahela is subject to the regulation of the West Virginia Public Service Commission and the Public Utilities Commission of Ohio. Mountaineer is subject to the regulation of the West Virginia Public Service Commission as well.

C.       Accounting Treatment for Stock Units

         As noted above, the Outstanding Units were granted to certain Participants pursuant to employment agreements prior to adoption of the Plan. The Outstanding Units, as originally issued, entitled holders to the market value of a share of Allegheny Common Stock payable, at Allegheny's option, in cash or Common Stock at each vesting date. Because the Outstanding Units originally provided for payment in either cash or Common Stock, and because Allegheny does not have authority to settle the Outstanding Units through the issuance of Common Stock, Allegheny has been required to use the variable method of accounting for such Units. As a result, Allegheny is recording an accrued expense liability for the cash amount payable to Participants at the vesting dates of issued Units, and compensation expense increases or decreases as the market value of stock increases or decreases. This accounting treatment is required under FASB Statement No. 123, Accounting for Stock Based Compensation.

         The Plan provides that all Units, including the Outstanding Units, will be settled only through the issuance of Common Stock. Once Allegheny receives Commission authorization for such issuances of Common Stock, the fixed method of accounting will replace the variable method of accounting for all Units, including the Outstanding Units that have become subject to the Plan. Under the fixed method of accounting, total compensation expense to be recorded over the vesting period of an award is equal to the market price of Allegheny stock on the date of the award multiplied by the number of Units awarded. Under this method of accounting, total compensation expense for each award is calculated and fixed at the grant date (or the date of the Commission's authorization for Outstanding Units). This fixed total compensation expense will be recorded over the vesting period on a straight-line basis, and will not vary regardless of subsequent increases or decreases in the market price of Allegheny stock.

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         An order of the Commission authorizing the issuance of stock under the
Plan therefore would enable Allegheny to utilize the fixed method of accounting and avoid the earnings volatility resulting from the variable accounting method. The issuance of Common Stock for this purpose would also conserve cash and increase Common Stock capitalization.

D.       Requested Authorization

         In light of the foregoing, Allegheny requests authority to issue Common Stock to settle Units subject to the Plan. Implementation of the Plan is necessary to attract and retain employees who are essential for Allegheny's growth and profitability. The Plan will be administered by Allegheny's Board of Directors, which will determine the individuals to whom Units shall be granted, the conditions under which such Units may become vested and/or forfeited, and such other terms and conditions as the Board may establish with respect to such Units. Each Participant in the Plan shall enter into an agreement (a "Stock Unit Agreement") providing that, upon vesting, each Participant shall be entitled to one share of Allegheny Common Stock registered under the Securities Act of 1933 with respect to each Unit and shall be subject to the terms and conditions of the Plan. A Stock Unit Agreement may grant a Participant rights with respect to dividends paid by Allegheny during the period a Unit was held, as well as a right to defer payments with respect to such vested Units.

         As noted above, Commission authorization for stock issuances under the Plan will benefit Allegheny by reducing the volatility associated with accounting for the Units. Commission authorization also will permit Allegheny to conserve cash in its administration of the Plan, redeeming Units through the issuance of stock rather than cash payments, and will result in increased Common Stock capitalization in the amount of compensation expense that would otherwise be paid to participants in cash.

         Except as described herein, no associate company or affiliate of Allegheny or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transaction.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses incurred or to be incurred in connection with this Application/Declaration will be approximately $10,000.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

A.       General

         Allegheny considers Sections 6(a) and 7 of the Act, and Rule 54 under the Act, to be applicable to the transactions proposed in this Application/Declaration. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption, or approval

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

under any section of the Act or the rules and regulations other than those set forth above, Allegheny requests such authorization, exemption or approval.

         Allegheny respectfully submits that the authorizations requested in this Application/Declaration are in its best interest and are appropriate for the protection of investors and consumers. Allegheny further submits that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

B.       Rule 54 Analysis

         Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

         Allegheny does not satisfy the requirements of Rule 53(a)(1). In prior orders, the Commission has authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). Holding Co. Act Release No. 27486 (Dec. 31, 2001) ("Financing Order"). As of March 31, 2004, Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $235 million. These investments by Allegheny were made in compliance with the Financing Order.

         Allegheny is no longer in compliance with the financing conditions set forth in the Financing Order. In a subsequent order, however, the Commission authorized Allegheny to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as certain revised financing conditions were met, including a requirement that Allegheny maintain a common equity ratio of at least 28 percent. Holding Co. Act Release No. 27652 (Feb. 21, 2003). As of March 31, 2004, Allegheny's common equity ratio is below 28 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

         Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

         None of the circumstances described in 53(b)(1) have occurred.

         The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

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         Allegheny respectfully submits that the requirements of Rule 53(c) are met. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny or the Operating Companies. Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.4 Furthermore, the common equity ratios of the Operating Companies will not be affected by the proposed transactions. In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.


ITEM 4.  REGULATORY APPROVALS

         No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Application/Declaration.


ITEM 5.  PROCEDURE

         As noted above, Allegheny respectfully requests expedited treatment of this Application/Declaration. On June 4, 2004, the Commission issued and published the requisite notice under Rule 23, which required that comments be entered by June 29, 2004. Allegheny requests that the Commission issue an order granting the request contained herein on or before June 30, 2004.

         Applicant hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.       Exhibits

         B-1      Allegheny Energy, Inc. Stock Unit Plan (Attached hereto)

         H-1      Proposed Form of Notice (Previously filed)

______________

4       The common equity ratios of the Operating Companies as of March 31, 2004 are as follows: West Penn, 52.7 percent; Potomac Edison, 49.7 percent; and Monongahela, 38.2 percent.

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B.       Financial Statements

         1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

         1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

         1.3 Consolidated Balance Sheet of Allegheny Energy, Inc. as of March 31, 2004 (incorporated by reference to Allegheny's Form 10-Q for the three months ended March 31, 2004, File No. 1-267)

         1.4 Consolidated Statement of Income of Allegheny Energy, Inc. for the three months ended March 31, 2004 (incorporated by reference to Allegheny's Form 10-Q for the three months ended March 31, 2004, File No. 1-267)


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


                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    June 30, 2004

                                        Allegheny Energy, Inc.


                                        By:  /s/ David B. Hertzog
                                             ---------------------------------
                                        Title:   Vice President and General
                                                 Counsel

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